竟天公誠律師事務所
JINGTIAN & GONGCHENG

34/F, Tower 3, China Central Place, 77 Jianguo Road, Beijing 100025, China
Telephone: (86-10) 5809-1000 Facsimile: (86-10) 5809-1100

Jingtian & GongCheng LLP
34/F, Tower 3, China Central Place
77 Jianguo Road, Beijing 100025
People's Republic of China

July 31, 2025

<u>Re: Consent Letter on Paranovus Entertainment Technology Ltd – Form 20-F</u>

We consent to the references to our firm under the mentions of "PRC Counsel" in connection with the amendments to annual report on Form 20-F of Paranovus Entertainment Technology Ltd (the "Company") for the fiscal year ended March 31, 2025 (the "Annual Report"), filed by the Company with the Securities and Exchange Commission (the "SEC") on July 31, 2025 under the U.S. Securities Act of 1933 (as amended). We also consent to the filing with the SEC of this consent letter as an exhibit to the Annual Report.

In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, or under the Securities Exchange Act of 1934, in each case, as amended, or the regulations promulgated thereunder.

Sincerely yours,

/s/ Jingtian & Gongcheng LLP
Jingtian & Gongcheng LLP